UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Sociedad Quimica y Minera de Chile SA

(Name of Issuer)

Chemical and Mining Company of Chile Inc.

(Name of Issuer Translated Into English)

Series A Common Stock

(Title of Class of Securities)

833636103

(CUSIP Number)

Odd Ivar Biller, Senior Vice President and General Counsel
Norsk Hydro ASA
Bygdøy Allé 2
N-0240 Oslo
Norway
Phone: (47) 22-53-81-00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:	Donald H. Meiers Steptoe & Johnson LLP 1330 Connecticut Avenue, N.W. Washington, D.C. 20036

March 29, 2004

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 833636103

1.	Name of Reporting Person: Norsk Hydro ASA		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC See response to Item 3 of this Schedule 13D.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 0 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

     This Amendment No. 3 amends and supplements the statements on Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission on June 22, 2001 by Norsk Hydro ASA, a public limited liability company organized under the laws of Norway (“Hydro”), as previously amended by Amendment No. 1 and Amendment No. 2 to the Original Schedule 13D filed with the SEC on December 5, 2001 and April 19, 2002, respectively.

     The Items of the Original Schedule 13D, as amended by Amendments No. 1 and No. 2, are amended and supplemented as follows:

Item 1. Security and Issuer

     The name of the issuer is Sociedad Quimica y Minera de Chile S.A. (“SQM”), a Chilean corporation with its principal executive offices located at El Trovador 4285, PISO 6, Santiago, Republic of Chile. This statement relates to SQM’s Series A shares, without nominal (par) value.

Item 5. Interest in Securities of the Issuer

     (e) On March 29, 2004, Hydro ceased to be the beneficial owner, directly or indirectly, of more than five percent of the Series A shares of SQM. See Item 6 below.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Prior to March 24, 2004, Hydro, through its affiliate, Norsk Hydro Holland B.V., a Netherlands corporation (“Hydro Holland”), owned a 49% indirect equity interest in Inversiones SQNH S.A., a Chilean closed corporation (“SQNH”). SQNH indirectly owns approximately 37.5% of the Series A shares of SQM.

     On March 24, 2004, Hydro effected a demerger (the “Demerger”) whereby it transferred part of its assets, rights, and liabilities to Yara International ASA, a public limited liability company organized under the laws of Norway (“Yara”), in exchange for consideration primarily in the form of shares of Yara, with a par value of Norwegian kroner 1.70 per share (“Yara Shares”), issued to Hydro shareholders. The assets so transferred to Yara included all of Hydro’s equity interest in SQNH. Until the Demerger was consummated, Yara was a wholly-owned subsidiary of Hydro.

     Upon consummation of the Demerger, 80% of the Yara Shares were issued to holders of Hydro’s issued and outstanding shares, including Hydro shares held in the form of American depositary receipts or ADRs. Following the Demerger, Hydro commenced a global offering of 31,944,256 Yara Shares (the “Firm Shares”), representing 10% of the total number of Yara Shares issued and outstanding upon consummation of the Demerger. Hydro also granted to UBS Investment Bank (“UBS”), on behalf of UBS and the other managers of the global offering, an option (the “Over-Allotment Option”) to purchase up to an additional 31,944,256 Yara Shares (the “Additional Shares”), representing Hydro’s remaining interest in the Yara Shares, to cover over-allotments, if any, made in connection with the global offering. The Over-Allotment Option was exercisable for a 30-day period beginning on the opening of trading in the Yara Shares on the Oslo Stock Exchange, which occurred on March 25, 2004. UBS, on behalf of itself and the other managers of the global offering, exercised in full the Over-Allotment Option on March 29, 2004. Accordingly, Hydro no longer has any beneficial interest, directly or indirectly, in the Series A shares of SQM.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Demerger plan for the demerger of Norsk Hydro ASA as Transferor with AgriHold ASA (subsequently renamed Yara International ASA) as Transferee entered into on 28 November, 2003.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2004	/s/ Odd Ivar Biller
	Name:	Odd Ivar Biller
	Title:	Senior Vice President and General Counsel Norsk Hydro ASA

EXHIBIT INDEX

Exhibit No.	Description
1	Demerger plan for the demerger of Norsk Hydro ASA as Transferor with AgriHold ASA (subsequently renamed Yara International ASA) as Transferee entered into on 28 November, 2003.